



# Eric Plam · 3rd

Forging connections

Uptip · UC Berkeley

San Francisco, California, United States · **Contact info**

**500+** connections

## Experience



**Strategic Advisor**

Uptip · Self-employed

Sep 2020 - Present · 1 yr 7 mos

Reno, Nevada, United States



**Skyroam Inc.**

8 yrs 1 mo

**President**

Mar 2014 - Present · 8 yrs 1 mo

San Francisco

Growing Skyroam's global business. Building multi-channel sales, marketing and distribution in Americas, Europe and Asia. Creating value for travelers, telecoms and investors.

**Managing Director, Skyroam Europe**

Sep 2016 - Present · 5 yrs 7 mos

Berlin Area, Germany

Launched and manage Skyroam's European headquarters, with focus on building business in the DACH region (Germany, Austria and Switzerland).



**T-Mobile**

12 yrs

**Director, Enterprise Sales**

Nov 2008 - Feb 2014 · 5 yrs 4 mos

San Francisco Bay Area

Led a team of over 35 sales managers, reps and support staff, selling mobility solutions to Fortune 1000 customers in the Western US. Drove over $50m per year in mobile services, software and hardware sales as challenger in a competitive

**Sr. Sales Manager, National Accounts**

Nov 2006 - Nov 2008 · 2 yrs 1 mo

Rebuilt the San Francisco Enterprise Sales team, taking it from below average performance to a top performing team within 12 months. Refocused the team on strategic solution selling to larger enterprise accounts. Over 130% to quota in 2008.

### National Account Manager
Mar 2002 - Oct 2006 · 4 yrs 8 mos

Drove wireless voice and data solution sales within Bay Area enterprise accounts. Identified, closed and managed key accounts including ABM, Intel, HP, Wells Fargo, Morrison & Foerster, Thomas Weisel and Hearst Corp. Consistently



### Employee #2
Deep Blue Communications
2002 - 2003 · 1 yr
San Francisco Bay Area

Joined with founder to sell, install and manage hotel Wi-Fi solutions. Landed first large hotel chain, putting the company on a successful trajectory that resulted in multi-million-dollar buyout by a private equity company. Company formerly known



### Manager, International Sales
Galaxy Engineering Services (subsidiary of American Tower)
2001 - 2002 · 1 yr
San Francisco Bay Area

Sales and business development in the US, Europe and Latin America for this wireless telecom consulting company. Direct and channel sales to wireless carriers and telecom infrastructure manufacturers, including Motorola, AT&T, BT, Orange,

**See all 13 experiences**

## Education



**University of California, Berkeley**
Bachelor's Degree, Social Science with emphasis in International Trade & Politics
1984 - 1988
Activities and societies: Delta Sigma Pi